                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]

                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561

                   A:  DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                   B:  DOVER CORPORATION
                         280 Park Avenue
                    New York, New York  10017
                          212/922-1640

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)

                                      INDEX

                                                                                                         Page
Report of Independent Accountants                                                                          1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of                                        2
                  December 31, 1999 and 1998

         Statements of Changes in Net Assets Available for Plan Benefits                                   3
                  for the years ended December 31, 1999 and December 31, 1998

         Notes to Financial Statements                                                                     4

Supplemental Schedule:

         Schedule H, Line 4i  - Schedule of Assets                                                        10
                  held for investment purposes as of
                  December 31, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of

Dover Corporation Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes at the end of the year as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICEWATERHOUSECOOPERS LLP

NEW YORK, NEW YORK
June 26, 2000

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,                                                         1999                         1998
----------------------------------------------------------------------------------------------------------------
ASSETS
------
Investments at fair value:
  Dover Corporation Common Stock Fund                           $      214,644,534          $       174,206,608
  Mutual Funds                                                         286,726,163                  189,386,862
Notes receivable from employees                                         19,610,294                   16,977,330
Employee Contributions receivable                                                0                        1,180
Employer Contributions receivable                                                0                       16,832
                                                             ----------------------       ----------------------
Total Assets                                                    $      520,980,991          $       380,588,812
                                                             ======================       ======================
Net assets available
                                                             ----------------------       ----------------------
        for benefits                                            $      520,980,991          $       380,588,812
                                                             ======================       ======================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

            DECEMBER 31,                                                   1999                       1998
            -----------------------------------------------------------------------------------------------------
            Investment Income:
               Interest                                          $         3,003,710          $         2,086,498
               Dividends                                                  18,232,889                   12,797,407
               Net appreciation (depreciation)
                    in fair value of investments                          68,321,814                    9,904,346
                                                                 -------------------         --------------------
                                                                          89,558,413                   24,788,251
                                                                 -------------------         --------------------
            Contributions:
               Employees                                                  26,529,509                   24,875,352
               Employers                                                  11,637,648                    9,126,224
                                                                 -------------------         --------------------
                                                                          38,167,157                   34,001,576
                                                                 -------------------         --------------------
            Net loans to participants                                     (1,904,011)                  (1,184,412)
            Plan Merger                                                   47,933,399                   15,001,697
            Plan Spinoff                                                           0                  (69,427,088)
            Rollovers                                                      1,162,243                    1,899,306
            Distributions                                                (34,525,022)                 (24,588,061)
                                                                 -------------------         --------------------
            Increase (decrease) in net assets
               available for plan benefits                               140,392,179                 (19,508,731)
            Net assets available for benefits
               Beginning of period                                       380,588,812                  400,097,543
                                                                 -------------------         --------------------
               End of period                                     $       520,980,991          $       380,588,812
                                                                 ===================         ====================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

(1)    Summary of Significant Accounting Policies

       (a)      Basis of Presentation

                The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for benefits and changes in net assets available for benefits for the Dover Corporation Retirement Savings Plan (the "Plan").

       (b)      Management of Trust Funds

                American Express Trust (the "Trustee") has been granted discretionary authority to purchase and sell securities.

                The Trustee maintains investment funds as follows:

                - The Dover Corporation Pooled Stock Account (Stock Fund) is authorized to invest in Dover Corporation common stock and money market funds.

                - The American Express ("AXP") Income Fund II (Income Fund) is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in money market securities.

                - The AXP Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds.

                - The AXP Mutual Fund (Balanced Fund) is authorized to invest mainly in common and preferred stocks and bonds while it also makes investments in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

                - The AXP New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks and may also invest in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

                - The Templeton Foreign Fund is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States.

                - The AIM Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies.

                - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio.

                - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio.

                - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio.

                - The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

       (c)      Investments

                Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                - Common stock - quotations obtained from National Securities Exchanges; and fixed income and short-term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

                - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

                - Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

       (d)      Use of Estimates in the Preparation of Financial Statements

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (e)      Risks and Uncertainties

                The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         (f)    Other

                The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Participant loans are valued at cost, which approximates fair value.

         (g)    Reclassification

                Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2)     The Plan

       The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

       The Plan is a defined contribution plan established to encourage and facilitate systematic retirement savings and investment by eligible employees of Dover Corporation and it's subsidiaries ("Dover").

       Participating units of Dover may participate in (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or (iii) both. All employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the plan after attaining age 18 or age 21. Salary reduction contributions to the Plan are voluntary. A participant may elect to exclude from 1% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

       The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $160,000 (as adjusted for cost-of-living increases) the amount of compensation that may be taken into account under the Plan. Most participating Dover units (Employers) made contributions to the Plan on behalf of the Participants employed by it equal to a percentage of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of Participants employed on the last day of the year. Basic and additional matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. All employer-matching contributions are initially invested in the Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions, except for participating units whose employees are immediately eligible, in which case employer matching contributions are subject to a one year of service vesting requirement.

       An Employer may elect to make Profit Sharing Contributions for a Plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions will be allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the Plan year. A participant's Profit-Sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a Plan termination.

       A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

       At December 31, 1999, the forfeited nonvested accounts that were unallocated to participants totaled $76,758. These accounts will be used to reduce future employer contributions. Also, in 1999 employer contributions were reduced by $262,000 from forfeited nonvested accounts.

       On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to participants who have attained age 70-1/2.

       A participant who has been active in the Plan for at least twelve months may request a loan from the Plan except that participants who have made rollovers into the Plan may request a loan without meeting the 12 month requirement. A maximum of three loans may be outstanding at any one time.

       The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

       Vested Account Balance                                Allowable Loan
       -------------------------------------------------------------------------
       less than or equal to $100,000                        up to 50% of Vested Account Balance
       more than $100,000                                    $50,000

       Loans are available for the acquisition of a home, medical expenses, education expenses, or other purposes approved by the Plan Administrator. These loans bear interest from 6% to 11%.

       Each Participant has the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year to be invested in one or more of the available Investment Funds in multiples of five percent. Each participant has the right at any time to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds.

       Each participant has the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3) The following presents investments that represent 5 percent or more of the Plan's net assets.



                                                                                        December 31
                                                                       ----------------------------------------------
                                                                              1999                      1998
                                                                       --------------------      --------------------
          Dover Corporation Common Stock Fund
            4,340,542 and 4,404,853 shares respectively                       $214,644,534              $174,214,404
          American Express Trust Income Fund II
            3,292,605 and 2,856,636 shares respectively                         64,056,872                50,089,948
          AXP Stock Fund
            2,350,849 and 1,912,891 shares respectively                         64,891,843                48,788,753
          AXP New Dimensions Fund
            2,497,319 and 1,769,923 shares respectively                         89,488,192                48,346,411
          AXP Mutual Fund
            1,589,411 shares                                                    -                         20,121,029

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $68,321,814 as follows:

                          Dover Corporation Common Stock Fund                            $40,311,210
                          Mutual Funds                                                    28,010,604
                                                                                   ------------------
                                                                                         $68,321,814
                                                                                   ==================

(4)    Federal Income Taxes

       The Plan Administrator has received a tax qualification letter from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes.

(5)    Plan Termination

       Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(6)    Plan Merger and Spin-Off

       On January 1, 1999 assets amounting to $2,503,464 were merged into the Plan from the Vitronics Corporation Profit Sharing Plan. Vitronics is an indirect wholly owned subsidiary of Dover Corporation. Vitronics employees began participating in the plan on January 1, 1999.

       On February 1, 1999 assets amounting to $9,482,570 were merged into the Plan from the Groen Corporation Employees 401(k) Salary Deferral Profit Sharing Plan. Groen Corporation is an indirect wholly owned subsidiary of Dover Corporation. Groen employees began participating in the plan on February 1, 1999.

       On February 1, 1999 assets amounting to $3,918,813 were merged into the Plan from the Avtec Corporation Hourly and Salary 401(k) Plan. Avtec Corporation is an indirect wholly owned subsidiary of Dover Corporation. Avtec employees began participating in the plan on February 1, 1999.

       On April 1, 1999 assets amounting to $1,171,881 were merged into the Plan from the Koolant Koolers Inc. Retirement Plan. Koolant Koolers is an indirect wholly owned subsidiary of Dover Corporation. Koolant Koolers employees began participating in the plan on April 1, 1999.

       On April 1, 1999 assets amounting to $11,336,271 were merged into the Plan from the Dover Technology International Profit Sharing Plan & Trust. Dover Technologies International Incorporated is an indirect wholly owned subsidiary of Dover Corporation. Dover Technologies International, Inc. employees began participating in the plan on April 1, 1999 except to the extent that some of the employees had already been participating in the Plan on a salary deferral basis.

       On August 1, 1999 assets amounting to $12,248,493 were merged into the Plan from the Wiseco Piston, Inc. Employee's Amended and Restated Profit-Sharing Plan and Trust With Cash or Deferred (401(k)) Features. Wiseco Piston, Inc. is an indirect wholly owned subsidiary of Dover Corporation. Wiseco Piston employees began participating in the plan on August 1, 1999.

       On October 1, 1999 assets amounting to $7,792,756 were merged into the Plan from the CONMEC, INC. and Affiliates Employee 401(k) Savings and Profit Sharing Plan. CONMEC, INC. is an indirect wholly owned subsidiary of Dover Corporation. CONMEC, INC. employees began participating in the plan on October 1, 1999.

       On January 1, 1998 assets amounting to $421,161 were merged into the Plan from the Randell Arizona Retirement Plan Number One. Randell is an indirect wholly owned subsidiary of Dover Corporation. Randell employees began participating in the plan on January 1, 1998.

       On February 1, 1998 assets amounting to $10,891,978 were merged into the Plan from the Pathway Bellows Inc., 401(k) Plan. Pathway Bellows is an indirect wholly owned subsidiary of Dover Corporation. Pathway Bellows employees began participating in the plan on February 1, 1998.

       On April 1, 1998 assets amounting to $396,205 were merged into the Plan from the K&K Welding Products 401(k) Savings Plan. K&K Welding Products is an indirect wholly owned subsidiary of Dover Corporation. K&K Welding Products employees began participating in the plan on March 1, 1998.

       On July 1, 1998 assets amounting to $1,409,619 were merged into the Plan from the Randell Manufacturing Hourly Shop Retirement Plan & Trust. Randell Manufacturing, Inc. is an indirect wholly owned subsidiary of Dover Corporation. Randell Hourly Shop employees began participating in the plan on July 1, 1998.

       On July 1, 1998 assets amounting to $733,076 were merged into the Plan from the Tarby of Delaware Inc. 401(k) Retirement Plan. Tarby of Delaware Inc. is an indirect wholly owned subsidiary of Dover Corporation. Tarby of Delaware employees began participating in the plan on July 1, 1998.

       On July 1, 1998 assets amounting to $295,733 were merged into the Plan from Richland Inc. Savings & Profit Sharing Plan. Richland Inc. is an indirect wholly owned subsidiary of Dover Corporation. Richland employees began participating in the plan on July 1, 1998.

       Effective October 1, 1998, in anticipation of the spin-off of Dover Elevator, the assets specific to Dover Elevator participating units, amounting to $69,427,088, were spun-off into a separate plan and trust specific to Dover Elevator. This plan was essentially a mirror image of the Dover Corporation Retirement Savings Plan. The assets of this plan and trust were transferred to Thyssen Corporation as of the sale date.

(7)     Subsequent Events

       On April 1, 2000 assets amounting to $598,068 were merged into the Plan from Robohand, Inc. 401(k) New Comparability Profit Sharing Plan. Robohand, Inc. is an indirect wholly owned subsidiary of Dover Corporation. Robohand employees began participating in the plan on July 1, 1998.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
      SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

      (a)                          (b)                                  (c)                                       (d)
                      Identity of issure, borrower            Description of investment, including maturity date, rate of
                         Lesser or similar party                       interest, collateral par or maturity value

                                                                                                             Current Value
            Common Stock Fund:

     *             American Express Trust              Stock Fund, 4,340,542 shares                                   214,644,534

            Mutual Funds:

     *             American Express Trust              Equity Fund, 2,350,849 shares                                   64,891,843

     *             American Express Trust              Growth Fund (New Dimensions) 2,497,319 shares                   89,488,192

     *             American Express Trust              Templeton Fund, 702,601 shares                                   7,885,586

     *             American Express Trust              Aim Constellation, 500,243 shares                               20,341,469

     *             American Express Trust              Balance Fund (IDS Mutual Fund Y) 1,920,047 shares               24,389,262

     *             American Express Trust              Income Fund, 3,292,605 shares                                   64,056,872

     *             American Express Trust              Long-Term Horizon, 285,434 shares                                7,525,182

     *             American Express Trust              Medium-Term Horizon, 205,420 shares                              4,353,876

     *             American Express Trust              Short-Term Horizon, 224,304 shares                               3,793,881

            Loans:

     *             Plan Participant                    Loan Fund, Interest rate varies from 6% to 11%                  19,610,294

     *      Denotes party-in-interest

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                                                DOVER CORPORATION
                                                                RETIREMENT SAVINGS PLAN


Dated:  June 26,2000                                            By:   /s/  Robert G. Kuhbach
                                                                      -------------------------------------
                                                                      Robert G. Kuhbach, Vice President
                                                                      and Secretary
                                                                      and Member Pension Committee
                                                                      (Plan Administrator)